CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,000,000	$257.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated June 5, 2014 (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$2,000,000 Digital Notes due June 2, 2020 Linked to the Lower Return of the S&P 500® Index and the Russell 2000® Index Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	June 5, 2014

Issue Date:	June 10, 2014

Final Valuation Date:*	May 28, 2020

Maturity Date:*	June 2, 2020

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Assets:	The S&P 500® Index (the “S&P 500 Index”) and the Russell 2000® Index (the “Russell 2000 Index”), as shown in the following table:

Reference Asset	Bloomberg Ticker	Initial Level	Barrier Level	Principal Barrier Level
S&P 500 Index	SPX<Index>	1,924.24	1,346.97	1,154.54
Russell 2000 Index	RTY<Index>	1,126.15	788.31	675.69

The S&P 500 Index and the Russell 2000 Index are each referred to in this pricing supplement as an “Index” and collectively as the “Indices”.

Digital Percentage:	47.35%

Payment at Maturity:

If you hold your Notes to maturity, the payment at maturity that you will receive (in each case, subject to our credit risk) will be determined as follows:

•     If the Final Level of the Lesser Performing Index is greater than or equal to its Barrier Level, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Digital Percentage]

•     If the Final Level of the Lesser Performing Index is less than its Barrier Level but equal to or greater than its Principal Barrier Level, you will receive $1,000 per $1,000 principal amount Note that you hold.

•     If the Final Level of the Lesser Performing Index is less than its Principal Barrier Level, will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return of the Lesser Performing Index]

You may lose some or all of the principal amount of your Notes at maturity. If the Final Level of the Lesser Performing Index is less than its Principal Barrier Level, your Notes will be fully exposed to any such decline. The payment at maturity will be based solely on the Index Return of the Lesser Performing Index and the performance of the other Index will not be taken into account for purposes of calculating any payment due at maturity under the Notes.

Any payments due on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1.00%	99.00%
Total	$2,000,000	$2,000,000	$20,000	$1,980,000

(1)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is $963.90 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-4 of this pricing supplement.
(2)	Barclays Capital Inc. will receive commissions from the Issuer equal to 1.00% of the principal amount of the notes, or $10.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

One or more of our affiliates may purchase up to 15% of the aggregate principal amount of the Notes and hold such Notes for investment for a period of at least 30 days. Accordingly, the total principal amount of the Notes may include a portion that was not purchased by investors on the Issue Date. Any unsold portion held by our affiliate(s) may affect the supply of Notes available for secondary trading and, therefore, could adversely affect the price of the Notes in the secondary market. Circumstances may occur in which our interest or those of our affiliates could be in conflict with your interests.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Lesser Performing Index:	The Index with the lowest Index Return, as calculated in the manner set forth below.

Index Return:	With respect to each Index, the performance of such Index from its Initial Level to its Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	With respect to an Index, the Closing Level of the Index on June 3, 2014, as set forth in the table above.

Final Level:	With respect to an Index, the Closing Level of the Index on the Final Valuation Date.

Barrier Level:	With respect to an Index, 70.00% of its Initial Level (rounded to two decimal places), as set forth in the table above

Principal Barrier Level:	With respect to an Index, 60.00% of its Initial Level (rounded to two decimal places), as set forth in the table above.

Closing Level:

With respect to an Index, on any day, the closing level of the Index published at the regular weekday close of trading on that day as displayed on the applicable Bloomberg Professional® service page noted above or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the closing level of an Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” of the accompanying prospectus supplement.

Reference Asset Business Day:

A day that is a scheduled trading day with respect to each Index on which no Market Disruption Event occurs or is continuing with respect to any Index.

The term “scheduled trading day”, with respect to each Index, has the meaning set forth under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741JS83/ US06741JS832

*	Subject to postponement in the event of a market disruption event as described under “Selected Purchase Considerations—Market Disruption Events” in this pricing supplement”.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•	Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately three months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

HYPOTHETICAL EXAMPLES OF PAYMENTS AT MATURITY

The following steps illustrate the hypothetical payment at maturity calculations. The hypothetical payment at maturity calculations set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes. The numbers appearing in the following table have been rounded for ease of analysis and do not take into account any tax consequences of investing the notes. The hypothetical examples below make the following key assumptions:

•	Hypothetical Initial Level of each Index: 100.00*

•	Barrier Level with respect to each Index: 70.00* or 70% of the hypothetical Initial Level for each Index set forth above (rounded to the nearest hundredth)

•	Principal Barrier Level with respect to each Index: 60.00* or 60% of the hypothetical Initial Level for each Index set forth above (rounded to the nearest hundredth).

*	The hypothetical Initial Level of 100.00, the hypothetical Barrier Level of 70.00 and the hypothetical Principal Barrier Level of 60.00 for each Index have been chosen for illustrative purposes only and do not represent actual likely Initial Levels, Barrier Levels or Principal Barrier Levels for either Index. The actual Initial Levels, Barrier Levels and Principal Barrier Levels for each Index are set forth on the cover page of this pricing supplement. For more information about recent Closing Levels for the Indices, please see “Information Regarding the Indices” below.

S&P 500 Index Final Level	Russell 2000 Index Final Level	Index Return of the S&P 500 Index	Index Return of the Russell 2000 Index	Reference Return of The Lesser Performing Index	Payment at Maturity*
200.00	205.00	100.00%	105.00%	100.00%	$1,473.50
195.00	190.00	95.00%	90.00%	90.00%	$1,473.50
180.00	210.00	80.00%	110.00%	80.00%	$1,473.50
175.00	170.00	75.00%	70.00%	70.00%	$1,473.50
180.00	160.00	80.00%	60.00%	60.00%	$1,473.50
155.00	150.00	55.00%	50.00%	50.00%	$1,473.50
140.00	170.00	40.00%	70.00%	40.00%	$1,473.50
135.00	130.00	35.00%	30.00%	30.00%	$1,473.50
120.00	135.00	20.00%	35.00%	20.00%	$1,473.50
150.00	110.00	50.00%	10.00%	10.00%	$1,473.50
100.00*	100.00*	0.00%	0.00%	0.00%	$1,473.50
95.00	90.00	-5.00%	-10.00%	-10.00%	$1,473.50
80.00	102.00	-20.00%	2.00%	-20.00%	$1,473.50
70.00	75.00	-30.00%	-25.00%	-30.00%	$1,473.50
105.00	65.00	5.00%	-35.00%	-35.00%	$1,000.00
60.00	80.00	-40.00%	-20.00%	-40.00%	$1,000.00
50.00	65.00	-50.00%	-35.00%	-50.00%	$500.00
40.00	60.00	-60.00%	-40.00%	-60.00%	$400.00
115.00	30.00	15.00%	-70.00%	-70.00%	$300.00
20.00	60.00	-80.00%	-40.00%	-80.00%	$200.00
15.00	10.00	-85.00%	-90.00%	-90.00%	$100.00
0.00	85.00	-100.00%	-15.00%	-100.00%	$0.00

*	per $1,000 principal amount Note

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The S&P 500 Index increases from an Initial Level of 100.00 to a Final Level of 150.00 and the Russell 2000 Index increases from an Initial Level of 100.00 to a Final Level of 110.00.

Because the Index Return of the Russell 2000 Index is lower than the Index Return of the S&P 500 Index, the Russell 2000 Index is the Lesser Performing Index. Because the Final Level of the Lesser Performing Index is greater than its Barrier Level, the investor receives a payment at maturity of $1,473.50 per $1,000 principal amount Note that they hold, calculated as follows:

$1,000 + [$1,000 × Digital Percentage]

$1,000 + [$1,000 × 47.35%] = $1,473.50

The total return on investment of the Notes is equal to the Digital Percentage of 47.35%.

Example 2: The S&P 500 Index decreases from an Initial Level of 100.00 to a Final Level of 80.00, the Russell 2000 Index increases from an Initial Level of 100.00 to a Final Level of 102.00.

Because the Index Return of the S&P Index is lower than the Index Return of the Russell 2000 Index, the S&P 500 Index is the Lesser Performing Index. Because the Final Level of the Lesser Performing Index is greater than its Barrier Level, the investor receives a payment at maturity of $1,473.50 per $1,000 principal amount Note that they hold, calculated as follows:

$1,000 + [$1,000 × Digital Percentage]

$1,000 + [$1,000 × 47.35%] = $1,473.50

The total return on investment of the Notes is equal to the Digital Percentage of 47.35%.

Example 3: The S&P 500 Index increases from an Initial Level of 100.00 to a Final Level of 105.00 and the Russell 2000 Index decreases from an Initial Level of 100.00 to a Final Level of 65.00.

Because the Index Return of the Russell 2000 Index is lower than the Index Return of the S&P 500 Index, the Russell 2000 Index is the Lesser Performing Index. Because the Final Level of the Lesser Performing Index is less than its Barrier Level but not less than its Principal Barrier Level, the investor receives $1,000 per $1,000 principal amount Note that they hold.

The total return on investment of the Notes is equal to 0.00%.

Example 4: The S&P 500 Index increases from an Initial Level of 100.00 to a Final Level of 115.00 and the Russell 2000 Index decreases from an Initial Level of 100.00 to a Final Level of 30.00.

Because the Index Return of the Russell 2000 Index is lower than the Index Return of the S&P 500 Index, the Russell 2000 Index is the Lesser Performing Index. Because the Final Level of the Lesser Performing Index is less than its Principal Barrier Level, the investor receives a payment at maturity of $300.00 per $1,000 principal amount that they hold, calculated as follows:

1,000 + [$1,000 × Index Return of the Lesser Performing Index]

$1,000 + [$1,000 × -70.00%] = $300.00

The total return on investment of the Notes is equal to -70.00%.

Examples 1 and 2 above demonstrate that your return on the Notes will be limited to the Digital Percentage, even if the Index Return of one or both Indices exceeds the Digital Percentage. Example 3 demonstrates that you will not receive more than the principal amount of your Notes unless the Final Levels of both Indices are equal to or greater than their respective Barrier Levels. Example 4 further demonstrates that you will be fully exposed to the Index Return of the Lesser Performing Index if the Final Level of such Lesser Performing Index is less than its Principal Barrier Level regardless of the performance of the other Index.

SELECTED PURCHASE CONSIDERATIONS

•	Market Disruption Events—The Final Valuation Date and the Maturity Date are subject to adjustment in the event of a Market Disruption Event with respect to either Index. If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of either Index on the Final Valuation Date, the Final Valuation Date will be postponed. If such postponement occurs, the Final Level of each Index will be determined using the Closing Levels of the Indices on the first following Reference Asset Business Day on which no Market Disruption Event occurs or is continuing in respect of either Index. In no event, however, will the Final Valuation Date be postponed by more than five days that would have been Reference Asset Business Days but for the occurrence of a Market Disruption Event. If the Calculation Agent determines that a Market Disruption Event occurs or is continuing in respect of either Index on such fifth day, the Calculation Agent will determine the Closing Level of either Index unaffected by such Market Disruption Event using the Closing Level of such Index on such fifth day, and will make an estimate of the Closing Level of any Indices affected by such Market Disruption Event that would have prevailed on such fifth day in the absence of such Market Disruption Event.

In the event that the Final Valuation Date is postponed, the Maturity Date will be the third Business Day following the Final Valuation Date, as postponed. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five Reference Asset Business Days (as described above) due to the occurrence or continuance of a Market Disruption Event on such date.

For a description of what constitutes a Market Disruption Event with respect to the Indices, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the accompanying prospectus supplement.

•	Adjustments to the Indices—The payment you will receive at maturity may be subject to adjustment in certain circumstances. For a description of adjustments that may affect the Indices, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” in the accompanying prospectus supplement.

•	Exposure to the Equities Underlying the S&P 500 Index and the Russell 2000 Index—The payment at maturity on the Notes is linked to the performance of the S&P 500 Index and the Russell 2000 Index. The S&P 500 Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

For additional information regarding the Indices, please see “Information Regarding the Indices” in this pricing supplement.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled derivative contract with respect to the Indices. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Indices that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in these preliminary terms.

Non-U.S. Holders. The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.” The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders. According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized. Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Internal Revenue Code.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Indices or the underlying components of the Indices. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Securities with More Than One Reference Asset, Where the Performance of the Security Is Based on the Performance of Only One Reference Asset”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”;

•	“Risk Factors—Additional Risks Relating to Digital Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•	Your Investment in the Notes May Result in a Loss; No Principal Protection—The Notes do not guarantee any return of principal. The payment at maturity depends on whether the Final Level of the Lesser Performing Index is less than its respective Principal Barrier Level. If the Final Level of the Lesser Performing Index is less than the Principal Barrier Level with respect to such Index, your Notes will be fully exposed to such decline and you will lose some or all of your principal. Specifically, if the Final Level of the Lesser Performing Index is less than its Principal Barrier Level (a decline of 40% compared to its Initial Level), you will lose 1.00% of your principal amount for every 1.00% decline in the level of the Lesser Performing Index as measured from its Initial Level to its Final Level.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	The Payment at Maturity on the Notes is not Linked to the Value of either Index Other than the Final Level of the Lesser Performing Index—Any payment due at maturity on your Notes will be linked solely to the performance of the Lesser Performing Index and the performance of the other Index will not be taken into consideration. For example, if the Final Level of the Lesser Performing Index is less than its respective Principal Barrier Level, even if the Final Level of the other Index is greater than its Initial Level, the calculation of the payment at maturity will not take into account such appreciation and your Notes will be fully exposed to the decline of the Lesser Performing Index. Similarly, if both Indices have negative Index Returns, any payment at maturity will depend solely on whether the Final Level of the Lesser Performing Index is less than its Principal Barrier Level and will not be limited in any way by virtue of the Index Return of the other Index being greater than the Index Return of the Lesser Performing Index or by virtue of the Final Level of the other Index not being less than its Principal Barrier Level. Accordingly, your investment in the Notes may result in a return that is less, and may be substantially less, than an investment that is linked to the Index that is not the Lesser Performing Index.

•	The Payment at Maturity of Your Notes is Not Based on the Closing Level of the Lesser Performing Index at Any Time Other than on the Final Valuation Date—The Closing Level of the Lesser Performing Index on the Final Valuation Date (subject to adjustments as described in the prospectus supplement) or the Final Level will be the relevant value when determining the payment due at maturity. Therefore, if the level of the Lesser Performing Index fell precipitously on the Final Valuation Date, causing the Closing Level of the Lesser Performing Index to fall below its respective Principal Barrier Level, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the Closing Level of the Lesser Performing Index prior to such drop.

•	Potential Return Limited to the Digital Percentage—If the Final Level of the Lesser Performing Index is equal to or greater than its Barrier Level, you will receive the principal amount of your Notes plus an additional payment equal to the principal amount times the Digital Percentage. Accordingly, if the Final Level of the Lesser Performing Index is equal to or greater than its Barrier Level, you will receive a payment at maturity of $1,473.50 per $1,000 principal amount Note that you hold. You will not participate in any appreciation of either Index in excess of the Digital Percentage, which may be significant.

•	Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the index supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	No Dividend Payments or Voting Rights—Holding the Notes is not the same as investing directly in either Index or the securities underlying either Index. As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising either Index would have.

•	Historical Performance of an Index Should Not Be Taken as Any Indication of the Future Performance of that Index Over the Term of the Notes—The historical performance of a Index is not an indication of the future performance of that Index over the term of the Notes. The historical correlation between Indices is not an indication of the future correlation between them over the term of the Notes. Therefore, the performance of the Indices over the term of the Notes may bear no relation or resemblance to the historical performance of either Index.

•	Certain Considerations Related to Equity Indices Whose Underlying Constituents Are Small Capitalization Stocks—The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•	Adjustments to the Indices Could Adversely Affect the Value of the Notes—Those responsible for calculating and maintaining the Indices can add, delete or substitute the components of the Indices, or make other methodological changes that could change the value of the Indices. In addition, the publisher of an Index may discontinue or suspend calculation or publication of such Index. Any of these actions could adversely affect the value of the Indices and, consequently, the value of the Notes. For a description of the actions that may be taken by the Calculation Agent in the event that a publisher of either Index discontinues or suspends calculation of an Index, please see “Selected Purchase Considerations—Adjustments to the Indices” in this pricing supplement.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•	Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above under “We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest”, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes. In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth and Investment Management, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth and Investment Management will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions for any such sales. The role of Barclays Wealth and Investment Management as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth and Investment Management is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth and Investment Management is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth and Investment Management, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the Indices on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Indices;

•	the time to maturity of the Notes;

•	the market price and dividend rate on the common stocks underlying the Indices;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE INDICES

The S&P 500® Index

As noted above, the S&P 500 Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The daily calculation of the level of the S&P 500 Index, discussed in further detail in the accompanying index supplement, is based on the aggregate market value of the common stocks of 500 leading companies in leading industries of the U.S. economy as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

For more details about the S&P 500 Index, the index sponsor and license agreement between the index sponsor and the issuer, as well as certain risk factors that you should consider, see “Reference Assets—Non-Proprietary Indices-Equity Indices—S&P 500 Index” and “Risk Factors” on page IS-36 and IS-2, respectively, of the accompanying index supplement.

Historical High, Low and Closing Levels of the S&P 500 Index

You should not take the historical levels of the S&P 500 Index as an indication of the future performance of the S&P 500 Index. The Closing Level of the S&P 500 Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Closing Level of the S&P 500 Index during any period shown below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the S&P 500 Index. The actual performance of the S&P 500 Index over the life of the Notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final Closing Levels of the S&P 500 Index for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012 and 2013 and the first and second calendar quarters of 2014 (through June 5, 2014). We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Quarterly High, Low and Closing Levels of the S&P 500 Index

Period/Quarter Ended	High	Low	Close
March 31, 2008	1,447.16	1,273.37	1,322.7
June 30, 2008	1,426.63	1,278.38	1280
September 30, 2008	1,305.32	1,106.39	1,166.36
December 31, 2008	1,161.06	752.44	903.25
March 31, 2009	934.70	676.53	797.87
June 30, 2009	946.21	811.08	919.32
September 30, 2009	1,071.66	879.13	1,057.08
December 31, 2009	1,127.78	1,025.21	1115.1
March 31, 2010	1,174.17	1,056.74	1,169.43
June 30, 2010	1,217.28	1,030.71	1,030.71
September 30, 2010	1,148.67	1,022.58	1141.2
December 31, 2010	1,259.78	1,137.03	1,257.64
March 31, 2011	1,343.01	1,256.88	1,325.83
June 30, 2011	1,363.61	1,265.42	1,320.64
September 30, 2011	1,353.22	1,119.46	1,131.42
December 31, 2011	1,285.09	1,099.23	1,257.6
March 31, 2012	1,416.51	1,277.06	1,408.47
June 30, 2012	1,419.04	1,278.04	1,362.16
September 30, 2012	1,465.77	1,334.76	1,440.67
December 31, 2012	1,461.40	1,353.33	1,426.19
March 31, 2013	1,569.19	1,457.15	1,569.19
June 30, 2013	1,669.16	1,541.61	1,606.28
September 30, 2013	1,725.52	1,614.08	1,681.55
December 31, 2013	1,848.36	1,655.45	1,848.36
March 31, 2014	1,878.04	1,741.89	1,872.34
June 5, 2014	1,940.46	1,815.69	1,940.46

The following graph sets forth the historical performance of the S&P 500 Index based on daily Closing Levels from January 1, 2008 through June 5, 2014. The Closing Level of the S&P 500 Index on June 5, 2014 was 1,940.46.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The Russell 2000® Index

As noted above, the Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

For more details about the Russell 2000 Index, the index sponsor and license agreement between the index sponsor and the issuer, as well as certain risk factors that you should consider, see “Reference Assets—Non-Proprietary Indices—Equity Indices—Russell 2000® Index” and “Risk Factors” on page IS-31 and IS-2, respectively, of the accompanying index supplement.

Historical High, Low and Closing Levels of the Russell 2000 Index

You should not take the historical levels of the Russell 2000 Index as an indication of the future performance of the Russell 2000 Index. The Closing Level of the Russell 2000 Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Closing Level of the Russell 2000 Index during any period shown below is not an indication that the Russell 2000 Index is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Russell 2000 Index. The actual performance of the Russell 2000 Index over the life of the Notes, as well as the payment at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final Closing Level of the Russell 2000 Index for each of the four calendar quarters in 2008, 2009, 2010, 2011, 2012 and 2013 and the first and second calendar quarters of 2014 (through June 5, 2014). We obtained the Closing Levels listed in the table below and shown in the graph below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

Quarterly High, Low and Closing Levels of the Russell 2000 Index

Period/Quarter Ended	High	Low	Close
March 31, 2008	753.55	643.97	687.97
June 30, 2008	763.27	686.07	689.66
September 30, 2008	754.38	657.72	679.58
December 31, 2008	671.59	385.31	499.45
March 31, 2009	514.71	343.26	422.75
June 30, 2009	531.68	429.16	508.28
September 30, 2009	620.69	479.27	604.28
December 31, 2009	634.07	562.40	625.39
March 31, 2010	690.30	586.49	678.64
June 30, 2010	741.92	609.49	609.49
September 30, 2010	677.64	590.03	676.14
December 31, 2010	792.35	669.45	783.65
March 31, 2011	843.55	773.18	843.55
June 30, 2011	865.29	777.20	827.43
September 30, 2011	858.11	650.96	689.95
December 31, 2011	765.43	609.49	740.92
March 31, 2012	846.13	747.28	830.30
June 30, 2012	840.63	737.24	798.49
September 30, 2012	864.70	767.75	837.45
December 31, 2012	852.49	769.48	849.35
March 31, 2013	953.07	872.60	951.54
June 30, 2013	999.99	901.51	977.48
September 30, 2013	1,078.41	989.47	1,073.79
December 31, 2013	1,163.64	1,043.46	1,163.64
March 31, 2014	1,208.65	1,093.59	1,173.04
June 5, 2014	1,192.81	1,095.99	1,153.94

The following graph sets forth the historical performance of Russell 2000 Index the based on daily Closing Levels from January 1, 2008 through June 5, 2014. The Closing Level of the Russell 2000 Index on June 5, 2014 was 1,153.94.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.